UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Burlington Coat Factory Warehouse Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

121579 10 6
(Cusip Number)

Andrew R. Milstein
c/o Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 07016
Tel: (609) 387-7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 4, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ____

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Samgray, L.P.

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) __
(b)  X

3. SEC Use Only __

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ___

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	12,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,000,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 26.8%

14. Type of Reporting Person (See Instructions): PN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Latzim Family LLC

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ___
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	12,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,000,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 26.8%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Trust established under Article SIXTH of the last will and testament of Henrietta Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) 
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	6,743,984

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 6,743,984

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 15.1%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Carol Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) 
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	67,475
	8. Shared Voting Power:	-
	9. Sole Dispositive Power:	67,475
	10. Shared Dispositive Power:	-

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 67,475 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 0.2%

14. Type of Reporting Person (See Instructions): IN

 CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Monroe G. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) 
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	-
	8. Shared Voting Power:	1,430
	9. Sole Dispositive Power:	-
	10. Shared Dispositive Power:	1,430

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 1,430 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) -%

14. Type of Reporting Person (See Instructions): IN

 CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Andrew R. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) 
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	109,379
	8. Shared Voting Power:	25,807,170
	9. Sole Dispositive Power:	2,718,887
	10. Shared Dispositive Power:	12,013,032

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 25,916,549

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 57.9%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Stephen E. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) 
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	505,991
	8. Shared Voting Power:	25,794,138
	9. Sole Dispositive Power:	3,075,936
	10. Shared Dispositive Power:	12,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 26,300,129 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 58.7%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Lazer Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) 
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	25,690,938
	9. Sole Dispositive Power:	1,901,901
	10. Shared Dispositive Power:	18,743,984

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 25,690,938 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 57.4%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

Common stock, par value $1.00 per share (the "Common Stock") of Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the "Issuer"), whose executive offices are located at 1830 Route 130, Burlington, New Jersey 08016.

Item 2. Identity and Background

(a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of:

        Samgray, L.P., a Delaware limited partnership ("Samgray"). Samgray is a family investment partnership.
        Latzim Family LLC, a Delaware limited liability company ("Latzim"). Latzim is the general partner of Samgray.
        Andrew R. Milstein ("AM"). AM is a member of Latzim owning one-third of the membership interests in Latzim. AM's principal business occupation is as an Executive Vice President of the Issuer.
        Stephen E. Milstein ("SM"). SM is a member of Latzim owning one- third of the membership interests in Latzim. SM's principal business occupation is as an Executive Vice President of the Issuer.
        Lazer Milstein ("LM"). LM is a member of Latzim owning one-third of the membership interests. LM is also a trustee of the HM Trust (defined below). LM's principal occupation is as the owner and executive of a computer and internet services business.
        Trust established under Article Sixth of the last will and testament of the late Henrietta Milstein (the "HM Trust"). The Trust was established to receive shares of Common Stock owned by the late Henrietta Milstein.
        Carol Milstein ("CM"). CM was formerly the trustee of the HM Trust. CM's principal occupation is as a homemaker. CM is the wife of AM.
        Monroe G. Milstein ("MM"). MM is a limited partner of Samgray. MM's principal occupation is as President, Chief Executive Officer and as a Director of the Issuer.
        Samgray, Latzim, AM, SM, LM, the HM Trust, CM and MM are sometimes collectively referred to herein as the "Reporting Persons." The business address of each of the Reporting Persons is c/o Andrew R. Milstein at 1830 Route 130, Burlington, New Jersey 08016.

(d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) AM, SM, LM, MM and CM are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Effective as of January 4, 2006, CM resigned as a trustee of the HM Trust and LM was appointed to succeed her as a trustee of the HM Trust.

On December 27, 2005, the MM 2005 Intangibles Trust (the "MM Trust") transferred by gift 1,800 shares of common stock to MM, who then transferred all of such shares by gift to Abrams Hebrew Academy. MM is the settlor and beneficiary of the MM Trust and SM is the trustee of the MM Trust.

Item 4. Purpose of Transaction

The purpose of the change in trustees of the HM Trust is for estate planning purposes.

The HM Trust is a party to that certain Voting Agreement, dated as of September 23, 2004 (the "Voting Agreement") by and among Samgray, the HM Trust, SM, AM and LM (collectively, the "Original Members").

The purpose of the Voting Agreement was to provide that the shares of Common Stock of Issuer owned by the Original Members, including voting securities of the Issuer acquired as a result of stock dividends, stock splits, reclassifications of stock or recapitalizations (collectively, the "Subject Shares"), would be voted in a coordinated manner.

The Original Members appointed SM and AM as their representatives (the "Representatives"), and appointed LM as the successor should either of the two initial Representatives die, suffer incapacity or resign, to vote all of the Subject Shares during the term of the Voting Agreement; and the Original Members granted irrevocable proxies to the Representatives with respect to the Subject Shares during such period. All voting decisions will require the unanimous determination of the Representatives. However, if the initial Representatives are unable to agree how to vote on any particular matter, either of them may request a joint consultation with LM following which LM shall resolve the issue by choosing the position advocated by one or the other Representative; and both Representatives thereupon shall vote together in accordance with his said choice. If any deadlock occurs when LM is serving as a Representative, the same procedure to break the deadlock shall be followed, except that the individual who will consult with the Representatives and who will decide how to break the deadlock shall be the individual last designated as such by LM and the other Representative, in writing.

The Voting Agreement also will terminate automatically (a) on September 23, 2014 unless prior to such date its term is renewed unanimously for not more than 10 years by all of the then "Members" (a group which shall consist of the Original Members and transferees of Subject Shares who agree to be bound by the Voting Agreement, but only while any such Original Member or other person owns Subject Shares of record), or (b) at such time as the Subject Shares represent less than a majority of the aggregate voting power of all then outstanding voting securities of the Issuer, or (c) at such time as fewer than two Representatives are serving as such. The Voting Agreement can be terminated at any time by Members holding at least 85% of the Subject Shares.

Each Member may transfer Subject Shares to such Member's "Permitted Transferees," a group consisting of, among others, an individual Member's spouse and certain relatives, said Member's estate, and trusts and other entities created by said Member primarily for the benefit of the Member and/or one or more of the other persons mentioned above; and, with respect to any Member that is not an individual Member, any individual Member, the spouse and certain relatives of any individual Member, the estate of any such person, trusts created primarily for the benefit of any such person and any entity in which one or more of any such person has any ownership interest. However, no such transfer may be made unless the transferee agrees to be bound by the Voting Agreement as a Member, signs a counterpart of the Voting Agreement and delivers a proxy to the Representatives.

Each "Controlling Member Group" (for each Original Member, a group consisting of such Original Member and all direct and indirect transferees of Subject Shares from that Original Member) may transfer up to an aggregate 75,000 Exempt Shares in any 12 month period free from all of the provisions of the Voting Agreement.

If a Member wishes to transfer any Subject Shares to any person other than a Permitted Transferee in excess of that Member's allocation of Exempt Shares, all of the other Members must be notified in advance and shall be given the right to acquire said Subject Shares at the price and on the terms specified in the notice. If the other Members, as a group, fail to exercise their right to acquire all of the Subject Shares being offered, the Member shall have the right to transfer said shares to a third party who is not a Permitted Transferee, but (1) the price per share may not be lower than that set forth, and the terms and conditions may not be more favorable to the transferee than those set forth, in the original notice to the other Members; and (2) the transferee must agree to be bound by the Voting Agreement as a Member by signing a counterpart of the Voting Agreement and delivering a proxy to the Representatives.

The Reporting Persons may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

The Reporting Persons note that on June 27, 2005, the Issuer issued the following Press Release:

"Burlington, NJ - June 27, 2005 - Burlington Coat Factory Warehouse Corporation (NYSE: BCF) announced today that its Board of Directors is exploring possible strategic alternatives for the Company to enhance stockholder value. The Company stated that no decision has been made to engage in a transaction or transactions resulting from the Board's exploration of strategic alternatives, and there can be no assurance that any transaction will occur or, if undertaken, the terms or timing thereof. Burlington Coat Factory has retained Goldman Sachs & Co. as its financial advisor to assist in this process."

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number Of Shares Beneficially Owned	Percentage of Outstanding (1)

Samgray (2)(4)	12,000,000	26.8%
Latzim (2)	12,000,000	26.8%
AM (2)(3)(4)	25,916,549	57.9%
SM (2)(4)(5)	26,300,129	58.7%
LM(2)(4)(6)	25,690,938	57.4%
HM Trust(4)	6,743,984	15.1%
CM(7)	67,475	0.2%
MM(8)(9)(10)(11)	1,430	-%

(1) Based on 44,769,163 shares of Common Stock outstanding as of December 26, 2005.

(2) Includes 12,000,000 shares owned by Samgray as to which Latzim, AM, SM and LM may be deemed to share beneficial ownership, subject to the provisions of the Voting Agreement.

(3) Includes 79,379 shares of Common Stock held by AM as trustee of the SM 1994 Trust, and 13,032 shares of Common Stock held by AM as Trustee of the SGM 1995 Trust, trusts established for the benefit of the children of SM. AM holds voting and dispositive power with respect to the shares but disclaims any pecuniary intercept in such shares. Also includes 67,200 shares of Common Stock underlying options granted to AM. Excludes 67,475 shares in which AM's spouse and AM may be deemed to have an indirect interest. AM disclaims any such interest. Also excludes 150,393 shares of Common Stock donated by AM to various trusts established for the benefit of the children of AM, as to which shares AM disclaims beneficial ownership.

(4) Samgray, AM, SM, LM and the Article Sixth Trust have entered into the Voting Agreement, pursuant to which the parties to the Voting Agreement have granted AM and SM, (and LM, should either of AM or SM die, suffer incapacity or resign), an irrevocable proxy to vote the shares of Common Stock owned by such parties. In case of a deadlock as to how the shares will be voted, LM has the power to decide which position shall prevail; except if such deadlock occurs while LM is serving, the deadlock will be broken by an individual designated by LM and the other proxy then serving with him. As of December 26, 2005, there were an aggregate of 25,690,938 shares of Common Stock subject to the Voting Agreement representing 57.4% of the issued and outstanding shares of Common Stock of the Company.

(5) Includes (a) 16,068 shares of Common Stock held by SM as trustee under trust agreement dated December 31, 1984 for the benefit of the niece of SM and daughter of AM and (b) 22,922 shares of Common Stock held by SM as trustee under trust agreement dated November 4, 1988 for the benefit of the nephew of SM and son of AM. SM holds voting and dispositive power with respect to the shares but disclaims any pecuniary interest in such shares. Also includes 67,200 shares of Common Stock underlying options granted to SM. Also includes 467,001 shares held by SM as trustee of the MM Trust for the benefit of MM. SM holds voting and dispositive power with respect to such shares but disclaims any pecuniary interest in such shares. Excludes 126,976 shares of Common Stock donated by SM to various trusts established for the benefit of the children of SM, as to which shares SM disclaims beneficial ownership.

(6) Includes 6,743,984 shares owned by the HM Trust. LM, as a trustee of the HM Trust, has certain dispositive rights over the 6,743,984 shares of Common Stock owned by the HM Trust, subject to the Voting Agreement.

(7) Consists of 67,475 shares held in the "Carol Milstein Trustee u/a DTD May 4, 2000" trust (the "2000 Trust"), of which CM is the trustee. CM may be deemed to have an indirect beneficial interest in the shares held by the 2000 Trust because her children are beneficiaries under the 2000 Trust.

(8) MM, as a limited partner of Samgray, may be deemed to be a member of a group with the other partners of Samgray. MM is not a party to the Voting Agreement.

(9) Excludes (i) 308,014 shares of Common Stock representing MM's proportionate interest in 1,400,000 shares of Common Stock owned by MHLAS Limited Partnership Number One, of which MM is a limited partner, (ii) 11,772,216 shares of Common Stock representing MM's proportionate interest in 12,000,000 shares of Common Stock owned by Samgray, L.P., of which MM is a limited partner, and (iii) 467,001 shares owned by the MM Trust of which MM is settlor and beneficiary.

(10) Does not include 6,743,984 shares of Common Stock owned by the Article Sixth Trust, of which MM is a beneficiary. MM has certain limited dispositive rights with respect to the shares of Common Stock owned by the Article Sixth Trust as to which he disclaims beneficial ownership. Also does not include 2,000 shares of Common Stock owned by MM's spouse.

(11) Includes 1,430 shares owned by the Estate of Henrietta Milstein. As executor of the Estate, MM has voting and dispositive power over these shares but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(c) Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

(d) Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

LM has granted a power of attorney to his spouse with respect to certain securities of the Issuer owned by LM. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Agreement Pursuant to Rule 13d - 1(k) (Previously filed)

Exhibit B - Partnership Agreement of Samgray, L.P. (Previously filed)

Exhibit C - Voting Agreement (Previously filed)

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 9, 2006

SAMGRAY, L.P. By: Latzim Family LLC (General Partner) By:/s/ Andrew R. Milstein Andrew R. Milstein, Member	TRUST ESTABLISHED UNDER ARTICLE SIXTH OF THE LAST WILL AND TESTAMENT OF HENRIETTA MILSTEIN By: /s/ Lazer Milstein Lazer Milstein, Trustee
LATZIM FAMILY LLC By:/s/ Andrew R. Milstein Andrew R. Milstein, Member	/s/ Monroe G. Milstein MONROE G. MILSTEIN
/s/ Andrew R. Milstein ANDREW R. MILSTEIN	/s/ Carol Milstein CAROL MILSTEIN
/s/ Stephen E. Milstein STEPHEN E. MILSTEIN	/s/ Lazer Milstein LAZER MILSTEIN